Exhibit I

CRUDE CARRIERS CORP. REPORTS THIRD QUARTER RESULTS AND ANNOUNCES QUARTERLY
CASH DIVIDEND OF $0.20 PER SHARE

Highlights:

•	Declared a cash dividend of $0.20 per share for the third quarter of 2010

•	Reported third quarter net loss of $0.5 million or $0.03 per share.

•	Earned average Time Charter Equivalent (‘TCE’) of $21,554 per day for the two Very Large Crude Carriers (‘VLCCs’) and $18,867 per day for the three Suezmaxes in the Company’s fleet.

•	Employed four vessels out of its five vessel fleet with Shell Trading & Shipping Co. (‘Shell’) under spot index related time charter agreements.

Athens, Greece – November 12, 2010 – Crude Carriers Corp. (“Crude Carriers” or the “Company”) today reported its financial results and declared a cash dividend of $0.20 per share for the third quarter of  2010.

The Company’s net loss for the quarter was $0.5 million or $0.03 per basic and diluted share, principally as a result of the weaker spot crude tanker market environment that prevailed throughout the quarter. Gross revenues amounted to $14.9 million for the quarter, including $0.2 million of profit sharing revenues. Specifically, the average TCE earnings for the Company’s VLCC and Suezmax vessels on operations during the quarter were $21,554 and $18,867 per day, respectively. During the quarter the Company employed on average 2.2 vessels under the Shell spot index-related time charter.

Total expenses for the quarter amounted to $14.0 million, of which $5.8 million were voyage expenses, comprised mostly of bunker costs, and $3.3 million were operating expenses. General and administrative expenses were $1.0 million for the quarter, including a non-cash item of $0.2 million related to the equity compensation expense.

Net interest expense and finance cost for the quarter was $1.4 million, principally relating to the $134.6 million outstanding debt during the third quarter of 2010, drawn under our $200.0 million revolving credit facility.

Quarterly Dividend of $0.20 per share

The Company’s dividend policy, as described in the listing prospectus, is to pay a variable quarterly dividend based on its cash available for distribution, which represents net cash flow generated by its vessels trading in the spot crude tanker market during the previous quarter, less any amount required to maintain a reserve that its Board of Directors (the “Board’) determines from time to time as appropriate for the operation and future growth of the fleet.

The Company generated approximately $3.2 million in cash available for distribution during the quarter and its Board declared a cash dividend of $0.20 per share for the period of July 1, 2010 to September 30, 2010.The cash dividend is payable on December 7, 2010 to all shareholders of record on November 24, 2010.

Cash available for distribution is a non US GAAP financial measure and is discussed in more detail in Appendix A of this press release and in the Company’s second quarter 2010 earnings release.

Crude Tanker Market Overview

Crude spot market rates remained depressed for most of the third quarter, as seasonally weaker demand coincided with the return of a number of crude tankers to the spot market, which were previously deployed in the storage business.

This resulted in the availability of a large number of vessels in the trading areas of particular interest to the Company, as it is reflected by the Baltic Dirty Tanker Route 3 (‘TD3’) (Middle Eastern Gulf-Japan) and the Baltic Dirty Tanker Route 5 (‘TD5’) (West Africa – US East Coast) indices, which averaged approximately $16,332 per day and $8,537 per day, respectively, for the quarter.

Employed Fourth Vessel to Shell under Spot Related Time Charter

The Company agreed to employ the VLCC vessel M/T ‘Achilleas (297,863 dwt, built 2010, Universal Shipbuilding, Japan) under a spot index-related time charter for a period of approximately 12 months (+/- 30 days) commencing on September 9, 2010. Under the terms of the spot index-related time charter agreement, the minimum base rate received by the vessel will be the monthly average of the Baltic Dirty Tanker Route 3 (‘TD3’) (Middle Eastern Gulf – Japan) index, one of the main spot VLCC trading routes. The charter is also subject to a profit sharing arrangement, settled quarterly, allowing the Company to receive 50 percent of any additional revenues earned by the vessel in excess of the index related minimum base rate over the period of the actual voyage.

With the employment of the M/T ‘Achilleas’ under this arrangement, four out of the Company’s five vessels are now trading under index-related time charter arrangements with Shell, which provide exposure to the tanker spot market, ensuring high fleet utilization and reflects the Company’s continued ability to leverage its network of relationships with oil majors.

Equity Incentive Plan

On August 31, 2010, the Company completed the allocation of its first management incentive award, in accordance with the terms of the Company’s 2010 Equity Incentive Plan dated March 1, 2010 (the “Equity Plan”). The award is comprehensive in its breadth and depth, with the Company having issued a total of 394,400 (or 2.5% of the Company’s stock as of September 30, 2010) of the 400,000 common shares approved for issuance by the Board, with the majority of issued shares vesting after 3 years from the date of issue. Awards were issued to all members of the Company’s Board and of its manager Capital Ship Management Corp., as well as to employees of key affiliates, all of whom play a significant role in the daily commercial and technical management of the Company’s vessels. For additional information regarding the Equity Plan please refer to the description included in the Company’s registration statement on Form F-1 dated March 11, 2010.

Management Commentary:

Mr. Evangelos Marinakis, the Company’s CEO commented: “Third quarter crude tanker rates were amongst the lowest the industry has experienced over the last 10 years.  Nevertheless, our Board of Directors declared a $0.20 dividend per share, as our minimal leverage policy and efficient technical operations allow us to enjoy a low cash breakeven point and to pay substantial dividends even in a depressed market environment. Overall, we believe that the medium- to long-run industry fundamentals of the crude tanker market remain positive, as demand for crude oil and crude tankers has resumed a positive trajectory in 2010, which is expected to continue to grow into 2011.

Having expanded our strategic partnership with Shell by employing two of our Suezmaxes and our two VLCCs under spot index related time charter agreements with a 50 percent profit share element on the actual trading of the vessels, we ensure that the Company will immediately benefit from any market upturn. This arrangement further aligns the Company’s revenues with the spot tanker market performance. We remain committed to our strategy of growing our fleet on an accretive basis and returning to our shareholders all our available cash generated by deploying our vessels in the spot market.”

Conference Call and Webcast

Today, Friday, November 12, 2010 at 11:00 a.m. EST, the Crude Carriers management team will hold a conference call, to discuss the financial results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: by dialing 1 866 819 7111 (US Toll Free Dial In), 0800 953 0329 (UK Toll Free Dial In) or +44 (0)1452 542 301 (Standard International Dial In). Please quote "Crude Carriers".

A telephonic replay of the conference call will be available until August 17, 2010 by dialing 1 866 247 4222 (US Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0)1452 55 00 00 (Standard International Dial In). Access Code required for the reply is: 70469247#

Slides and Audio Webcast:

There will also be a live, and then archived, webcast of the conference call, available through the Company's website (www.crudecarrierscorp.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Forward Looking Statements

This press release may contain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements with respect to the duration of any voyage charters under which our vessels are employed, our outlook on the market and our expectations with respect to our strategy and distributions to our shareholders and our ability to grow our fleet, and are based on management's current expectations and observations. Included among the important factors that, in our view, could cause actual results to differ materially from the forward looking statements contained in this press release are the following: (i) conditions in the United States capital markets; (ii) conditions affecting the crude spot market and the crude market generally; and other factors listed from time to time under "Risk Factors" and other sections of our public filings with the SEC including, without limitation, Crude Carriers Corp.'s registration statement on Form F-1. We make no prediction or statement about the performance of shares.

About Crude Carriers Corp.

Crude Carriers Corp. (NYSE: CRU) is a Marshall Islands corporation, focusing on the maritime transportation of crude oil cargoes. The company owns a modern, high specification fleet of crude oil tankers, comprised of two VLCC and three Suezmax tankers. Four out of the five vessels are deployed under spot index-related time charter agreements with Shell Trading & Shipping Co.. Crude Carriers Corp. common shares trade on the New York Stock Exchange under the symbol "CRU".

For further information please contact:
Company contacts:
Ioannis Lazaridis, President
Tel: +30 (210) 4584 950
E-mail: i.lazaridis@crudecarrierscorp.com

Jerry Kalogiratos, CFO
Tel: +30 (210) 4584 950
E-mail: j.kalogiratos@crudecarrierscorp.com

Investor Relations / Media:
Nicolas Bornozis, President
Matthew Abenante
Capital Link, Inc.
230 Park Avenue – Suite 1536
New York, NY 10169, USA
Tel: (212) 661-7566
Fax: (212) 661-7526
E-mail: crudecarriers@capitallink.com
www.capitallink.com

CRUDE CARRIERS CORP.

UNAUDITED CONDENSED AND CONSOLIDATED STATEMENTS OF OPERATIONS
(NOTES 1, 2)

(In thousands of U.S. Dollars, except number of shares and earnings per share)

	For the three month period ended September 30,		For the nine month period ended September 30,
	2010	2009	2010	2009

Revenues	$14,921	$5,034	43,211	12,963
Expenses:
Voyage expenses	5,567	1,853	17,440	3,525
Voyage expenses- related party	183	-	450	-
Vessel operating expenses	2,883	634	6,100	1,800
Vessel operating expenses -related party	391	135	695	405
General and administrative expenses	976	-	1,600	-
Vessel depreciation	4,006	839	7,311	2,518
Operating income	$915	$1,573	9,615	4,715
Other income (expense), net:
Interest expense and finance cost	(1,348)	(125)	(2,334)	(408)
Interest and other income	23	2	317	-
Foreign currency (loss)/gain, net	(87)	(3)	(52)	3
Total other expense, net	(1,412)	(126)	(2,069)	(405)
Net (loss)/income	$(497)	$1,447	$7,546	$4,310
Net (loss)/income per share (basic and diluted):	$(0.03)	$0.69	$0.63	$2.05
Weighted-average number of shares
Common shares (basic and diluted)	13,500,000	-	9,791,209	-
Class B shares (basic and diluted)	2,105,263	2,105,263	2,105,263	2,105,263
Total shares (basic and diluted)	15,605,263	2,105,263	11,896,472	2,105,263

CRUDE CARRIERS CORP.

UNAUDITED CONDENSED AND CONSOLIDATED BALANCE SHEETS (NOTE 1)

(In thousands of U.S. Dollars)

	As of September 30, 2010	As of December 31, 2009
ASSETS
Current assets
Cash and cash equivalents	$12,576	$1
Trade accounts receivable	2,482	1,340
Due from related party	-	1,878
Prepayments and other assets	666	45
Inventories	819	1,411
Total current assets	16,543	4,675
Fixed assets
Vessels, net	396,975	76,238
Total fixed assets	396,975	76,238
Other non-current assets
Deferred charges, net	1,628	347
Restricted cash	5,000	-
Total non-current assets	403,603	76,585
TOTAL ASSETS	$420,146	$81,260

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Current portion of credit facility	$4,826	$-
Current portion of related-party long-term debt	-	3,161
Trade accounts payable	2,825	1,344
Due to related party	1,304	27
Accrued liabilities	2,707	569
Deferred revenue	837	-
Total current liabilities	12,499	5,101
Long-term liabilities
Credit facility	129,754	-
Long-term related-party debt	-	29,299
Total long-term liabilities	129,754	29,299
Total liabilities	142,253	34,400
Commitments and contingencies
Stockholders’ equity
Total stockholder’s equity	277,893	46,860
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$420,146	$81,260

CRUDE CARRIERS CORP.

UNAUDITED CONDENSED AND CONSOLIDATED STATEMENTS OF CASH FLOWS
(NOTE 1)
(In thousands of U.S. Dollars)

	For the nine month period ended September 30,
	2010	2009
Cash flows from operating activities:
Net income	$7,546	$4,310
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	7,311	2,518
Amortization of deferred charges	556	9
Equity compensation expense	192	-
Changes in operating assets and liabilities:
Trade accounts receivable	(3,883)	(1,071)
Due from related parties	1,878	(739)
Prepayments and other assets	(774)	(51)
Inventory	(663)	(246)
Trade accounts payable	2,535	(738)
Due to related parties	(1,384)	(1,634)
Accrued liabilities	2,076	13
Deferred revenue	837	-
Net cash provided by operating activities	16,227	2,371
Cash flow for investing activities:
Vessels’ acquisition	(399,161)	-
Additions to restricted cash	(5,000)	-
Net cash used in investing activities	(404,161)	-
Cash flows from financing activities:
Proceeds from credit facility	134,580	-
Repayments of related party debt	(791)	(2,371)
Loans issuance costs	(1,346)
Proceeds from issuance of common and class B stock	278,545	-
Payment of Offering expenses	(746)	-
Commission paid for vessel acquisition	(1,930)	-
Dividends paid to stockholders	(7,803)	-
Net cash provided by/(used in) financing activities	400,509	(2,371)
Net increase in cash and cash equivalents	12,575	-
Cash and cash equivalents at beginning of the period	1	1
Cash and cash equivalents at end of period	$12,576	$1
Supplemental Cash Flow Information
Cash paid for interest	$1,008	$396
Non Cash Investing and Financing activities
Net liabilities assumed by CMTC upon contribution of vessel to the Company	56,908	-
Difference of net book value of the M/T Miltiadis M II over the cash consideration paid to CMTC	4,158	-
Capital expenditures included in liabilities at the end of the period.	137	-
Loan issuance costs included in liabilities at the end of the period.	835	-

Notes

(1)
The unaudited condensed and consolidated statements of operations and cash flows for the nine-month period ended September 30, 2010 and for the three and nine month periods ended September 30, 2009 include the results of operations of M/T Miltiadis M II which was acquired from Capital Maritime & Trading Corp. (“Capital Maritime”), an entity which prior to the offering was under common control, on March 30, 2010, as though the transfer had occurred at the beginning of the earliest period presented. The unaudited condensed and consolidated balance sheet as of December 31, 2009 includes the balance sheets of Crude Carriers Corp. and the vessel-owning company of the M/T Miltiadis M II.

(2)
The Company considers the Class B shares as an equity recapitalization and used the number of Class B shares of 2,105,263 to calculate earnings per share, prior to the offering, for the three and nine month periods ended September 30, 2009 and for the period from January 1, 2010 to March 16, 2010.

Appendix A - Reconciliation of Non-GAAP Financial Measure
(In thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Cash Available for Distribution

Description of Non-GAAP Financial Measure – Cash Available for Distribution

Cash Available for Distribution is a quantitative standard used in the publicly-traded Companies to assist in evaluating a Company's ability to make quarterly cash distributions. Cash Available for Distribution is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company’s performance required by accounting principles generally accepted in the United States.

We determine our Cash Available for Distribution as:

Net income (loss)
plus
-	depreciation and amortization
-	non- cash items,
-	loan fees amortization
-	any write-offs or other non-recurring items
less
-	any net income attributable to the historical results of vessels acquired by the company from Capital Maritime, our Manager.
-	any amount required to maintain a reserve that our board of directors determines from time to time is appropriate for the conduct and growth of the company’s fleet.

Appendix A - Reconciliation of Non-GAAP Financial Measure - Continued
(In thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Cash Available for Distribution

The tables below reconcile net loss to Cash Available for Distribution for the three month period ended September 30, 2010

Reconciliation of Non-GAAP Financial Measure – Cash Available for distribution	For the three-month period ended September 30, 2010
Net loss	(497)
Add:
Depreciation	4,006
Other Non Cash Items	321
Less:
Recommended Reserves	(630)
Cash Available for Distribution	3,200
Number of total shares outstanding	15,999,663
Dividend per Share	0.20